

August 19, 2021

Bryan Bullett
Chief Executive Officer
Bit Digital, Inc.
33 Irving Place
New York, NY 10003

Re: Bit Digital, Inc.
Registration Statement on Form F-3
Filed July 30, 2021
File No. 333-258330

Dear Mr. Bullett:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

Cover Page

1. We note your disclosure that you currently conduct your business through Bit Digital Hong Kong Limited and Bit Digital Strategies Limited. Please tell us whether you or your subsidiaries currently have operations conducted through variable interest entities based in China. To the extent that you do, we may have additional comments.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having a substantial amount of the company's operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure

should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Prospectus Summary, page 1

3. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having a material amount of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

4. Disclose each permission that you, your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC or CAC and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

5. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

6. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.

Our Company, page 1

7.   Please provide detailed and clear disclosure about the current status of your mining operations in all geographical locations, such as the United States, Canada and China. â€‹ For example, please (i) disclose where you intend to locate the miners that are currently in transit to the United States, (ii) disclose how many miners you intend to purchase, including an estimate of the cost of these additional miners, the type of miners you intend to purchase, the source of funds for such purchases, and the estimated delivery of such miners, (iii) provide a brief description of the type of miners you currently own, (iv) disclose the material terms of your agreements with Compute North, Link Global Technologies and Digihost Technologies, including additional details regarding the profit sharing arrangements and obligations of the parties to each of these agreements, (v) provide a brief description of any regulations in the United States and Canada that impact your operations, (vi) disclose whether you currently have any operations in China, and, if so, please describe these operations, (vii) disclose whether you store your bitcoins with a custodian, and, if so disclose the material terms of any such agreements, and (viii) disclose whether you have insurance for your miners or digital assets, and, if so provide a brief description of the insurance. Also, we note your disclosure that you may sell bitcoin for fiat currency from time to time depending on market conditions and management's determination of your cash flow needs. Please identify the factors that management considers when evaluating market conditions, identify the exchanges that you use, identify the fiat currency you receive for your bitcoins and disclose whether you lend bitcoins to third parties, and, if so the material terms of such loans.

Risk Factors, page 7

8.   We note your disclosure on page 2 that "[i]n May 2021, when the Financial Stability Development Committee of the State Council in China targeted virtual currency mining, the Company suspended operations in China and continued to migrate all miners out of China, which will be completed in the third quarter 2021." Please include a risk factor to address the risk to investors due to a recent change in Chinese government's actions. In this regard, we note your risk factors on pages 15 and 29.

9.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

10.   In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at (202) 551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Elliot H. Lutzker, Esq.